Filed by DIRECTV pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Subject Company:  DIRECTV

Commission File No.:  001-34554

The following communication was distributed to certain of DIRECTV’s business partners:

AT&T AND DIRECTV
DEALER FREQUENTLY ASKED QUESTIONS
MDU

1.	What does the DIRECTV/AT&T deal mean for the future of my dealership?
•	Both AT&T and DIRECTV recognize that a large measure of our success is due to the expertise and collaboration of our Dealer Partners. For everyone involved this transaction is truly a win-win, and will provide numerous growth opportunities for our Dealer Partners.

2.	Can I enter into long term contracts with DIRECTV/properties regarding video and data this year? Will they be honored if the AT&T transaction goes through?
•	Yes. Until the transaction closes, we remain separate companies and we must continue to focus on our business and everything that’s made us successful. We will stand behind agreements that are signed.

3.	I have an ROE for my existing properties that extends for 5 years and my current dealer agreement only last for 3 years. What can DIRECTV do to secure my investment and return on this investment?
•	DIRECTV is committed to continue the MDU program and will be working with all of our business partners to renew and extend our business agreements. All of our new agreements will include language that allows dealers to operate the property for the term of the ROE.

4.	The investors in my business are very concerned that DIRECTV will terminate the dealer program if the AT&T purchase is approved by the FCC. Is the dealer program going to continue?
•	AT&T has a long history of working with vendors and they agree with DIRECTV that the MDU market is a growth segment that will continue to be invested in for the foreseeable future. This includes honoring our commitment to grow and invest in our support of our dealer partners.

5.	In properties that I am currently competing against Uverse, whether it is to gain a new ROE, or if both DIRECTV and Uverse are located, will DIRECTV now compete directly against me at the customer level?
•	For the foreseeable future, the DIRECTV product and Uverse product will remain separately branded and operated products. We will look for synergies to enhance both products and our dealers offerings. Each building will need to be analyzed on a case by case basis to make sure that both DIRECTV and our dealer partners are meeting contractual obligations and remaining profitable. Our goal is to always create stacked wins for the subscriber, the dealer and DIRECTV.

AT&T AND DIRECTV
DEALER FREQUENTLY ASKED QUESTIONS
MDU

6.	Will DIRECTV now be growing the direct Connected Properties group again when this is approved?
•	There is no plan to invest in the growth of the Connected Properties division of DIRECTV. Our strategy moving forward for the foreseeable future is to invest in the product and

7.	How will the merger affect my commissions?
•	We do not anticipate any material changes in commissions for the foreseeable future.

8.	What will happen to the deal if NFL SUNDAY TICKET does not get renewed?
•	DIRECTV is highly confident that it will renew its deal with the NFL before the AT&T transaction closes. The NFL has also publicly reiterated their confidence that a deal will be reached with DIRECTV, and on an exclusive basis. We look forward to working with the NFL for many years to come.

9.	What impact will this merger have on programming negotiations, like the SEC Network, Longhorn Network, Pac12 Network, etc?
•	The merger announcement will have no impact on DIRECTV’s products, services or programming. We remain committed to continuing to provide the best video entertainment experience in the world.

10.	Will DIRECTV look to be more aggressive for growth this year or more conservative?
•	DIRECTV has always been extremely aggressive and will continue to be so. Our sales goals and how we plan to achieve them have not, and will not change. We will continue to focus on our business and remain the number one satellite provider in the world.

11.	Does the merger delay or eliminate the LifeShield Security plans?
•	No. The merger announcement will have no impact on DIRECTV’s products, services or programming, including LifeShield. We are still working toward a Q4 launch plan for dealers and we are excited for you to begin selling this cutting edge home services technology.

12.	Will dealers be able to sell wireless and other products and receive compensation?
•	As you’re already aware, DIRECTV is committed to providing incremental revenue streams for our dealers. We believe that the DIRECTV/AT&T combination will create even more ways for your business to branch out into additional revenue streams. While this is all work in progress, we will provide you with more details as they are available.

13.	Who will be managing the DIRECTV side of the business, AT&T or DIRECTV?
•	Until the transaction closes, we remain separate companies. There should be no change to our operations or how we go about our business. After the completion of the sale, DIRECTV will continue to be headquartered and managed out of our El Segundo office, just as it always has been.

AT&T AND DIRECTV
DEALER FREQUENTLY ASKED QUESTIONS
MDU

14.	What happens with the dealer/distributor (P10/DSI/PDI) relationship?
•	We have enjoyed an extremely strong and long standing relationship with P-10, DSI and PDI and we do not expect those relationships to change.

15.	Do we anticipate changes to the credit qualification process for new customers that would allow us to gain more customers?
•	We are constantly optimizing our credit qualification process, however any changes, should they occur, would have nothing to do with the pending acquisition.

16.	Culturally do we anticipate any changes for better or worse?
•	DIRECTV and AT&T share very similar cultural priorities. We have a similar dedication to innovation and customer service, and we both place a high emphasis on teamwork, collaboration and trust. We fully expect changes for the better.

17.	How should I respond to existing and new customers that ask about the merger?
•	The following points are the key customer messages:
o	Until the transaction closes, we will continue to operate as separate companies, and are still committed to providing exceptional customer experience and the best video entertainment experience in the world.
o	For our valued customers, this is truly a win-win.
o	Together, DIRECTV and AT&T will be well-positioned to realize substantial incremental growth by offering consumers competitive and innovative broadband, video and mobile services.
o	Given its distribution scale, we believe that the combined company will better meet consumers’ future viewing and programming preferences, whether traditional pay TV, on-demand video services like Netflix or Hulu streamed over a broadband connection (mobile or fixed) or a combination of viewing preferences on any screen—mobile, TV, laptop, tablet, or on a backseat display in a connected car.
o	The combined company will cover 70 million customer locations and be a stronger competitive alternative to cable with a better customer experience.
•	Encourage our customers to go to DIRECTV.com to find more information.

AT&T AND DIRECTV
DEALER FREQUENTLY ASKED QUESTIONS
MDU

Cautionary Language Concerning Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between DIRECTV and AT&T, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of DIRECTV and AT&T and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in DIRECTV’s and AT&T’s filings with the Securities and Exchange Commission. Neither DIRECTV nor AT&T is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between DIRECTV and AT&T. In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about DIRECTV and AT&T, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV’s website at http://www.directv.com. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s website at http://www.att.com.

AT&T AND DIRECTV
DEALER FREQUENTLY ASKED QUESTIONS
MDU

Participants in Solicitation

DIRECTV and its directors and executive officers, and AT&T and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/ prospectus regarding the proposed merger when it becomes available.